AR/S
3/31/2002

02041794

0-22535

Sistersville Bancorp, Inc.

2002

ANNUAL REPORT

Sistersville
Bancorp, Inc.

726 WELLS STREET, P.O. BOX 187
SISTERSVILLE, WV 26175
304-652-3671

Report to Shareholders:

I am pleased to provide to you the Sistersville Bancorp, Inc. (the "Company") 2002 Annual Report. It has been a very positive growth year for the Company and its subsidiary, First Federal Savings Bank (the "Bank"). Loans, deposits, and total assets all experienced double digit growth rates for the year. The Bank's Parkersburg office, which has been open less than two years, has contributed significantly to this growth.

The Company completed a five percent (5%) stock repurchase last April. Since becoming a public company less than five years ago, 200,805 shares have been purchased by the Company in the open market. This has reduced the number of outstanding shares by more than thirty percent (30%), and significantly increased the book value of your shares. Your board of directors recently (April) announced plans to purchase an additional five percent (5%) of the Company's outstanding shares, subject to the availability of stock.

It saddens me to report the loss of our Chairman, Mr. Lester Doak, who lost his battle with cancer last fall. Mr. Doak served as Chairman of the Company's board since its inception, and was a member of the Bank's board for over thirty-five years.

As I look forward to the challenges of the upcoming year, I commend the efforts and dedication of our employees and directors, and express my appreciation for the continued support of our customers and shareholders.

Sincerely,

Stanley M. Kiser

Stanley M. Kiser
President

SISTERSVILLE BANCORP, INC.

Corporate Profile

Sistersville Bancorp, Inc. (the "Company") is a Delaware corporation organized in March, 1997. First Federal Savings Bank (the "Bank") is a wholly-owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank.

The Bank is a federally-chartered stock savings bank headquartered in Sistersville, West Virginia. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank of Pittsburgh ("FHLB"), which is one of the 12 regional banks in the FHLB system. Unless otherwise stated, the term "Company" refers to both the Bank's and Company's activities on a consolidated basis.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate.

Stock Market Information

The Company's common stock is traded under the symbol "SVBC". Price information with respect to the common shares of SVBC is quoted on the OTC Bulletin Board. The following table sets forth the high and low bid prices for the common shares of SVBC for each quarter of the fiscal years ended March 31, 2002 and 2001. Price quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High	Low
Fiscal year ended March 31, 2002:		
April 1, 2001 - June 30, 2001	$ 14.10	$ 13.44
July 1, 2001 - September 30, 2001	15.10	13.85
October 1, 2001 - December 31, 2001	15.75	14.82
January 1, 2002 - March 31, 2002	19.25	15.30
Fiscal year ended March 31, 2001:		
April 1, 2000 - June 30, 2000	$ 11.50	$ 9.50
July 1, 2000 - September 30, 2000	11.50	11.25
October 1, 2000 - December 31, 2000	13.50	11.06
January 1, 2001 - March 31, 2001	14.00	12.19

SVBC declared a semi-annual dividend of $.20 per share in June, 2001 and December, 2001. The number of shareholders of record of common stock as of the record date of May 24, 2002, was approximately 200. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At May 24, 2002, there were 460,623 shares of common stock outstanding. The Company's ability to pay dividends to stockholders is primarily dependent upon income earned on investments and the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

SELECTED CONSOLIDATED
FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding the Company at the dates and for the periods indicated.

Selected financial condition and other data:

	At March 31,	
	2002	2001
	(Dollars in thousands)	
Total assets	$ 40,881	$ 33,747
Loans receivable, net	30,265	26,996
Mortgage-backed securities	688	379
Investments (1)	7,537	3,930
Cash - noninterest bearing	303	282
Savings deposits	31,344	24,039
Stockholders' equity (2)	9,077	9,135
Number of full-service offices	2	2

(1) Includes FHLMC stock and interest bearing deposits in other financial institutions

(2) Includes accumulated other comprehensive income, net of applicable income taxes

Summary of Operations

	Year Ended March 31,	
	2002	2001
	(Dollars in thousands)	
Interest and dividend income	$ 2,541	$ 2,323
Interest expense	1,123	1,029
Net interest income	1,418	1,294
Provision for loan losses	2	2
Net interest income after provision for loan losses	1,416	1,292
Non-interest income:		
Service charges	54	41
Gain on sale of available-for-sale securities	62	-
Other income	2	3
Total other income	118	44
Non-interest expense:		
Compensation and employee benefits	653	573
Occupancy and equipment	142	135
Deposit insurance premiums	5	4
Other general and administrative	383	319
Total non-interest expense	1,183	1,031
Income before income taxes	351	305
Provision for federal income taxes	78	77
Net income	$ 273	$ 228

The table below sets forth certain performance ratios of the Company for the periods indicated:

	For the Year Ended March 31,	
	2002	2001
Capital Ratios:		
Average equity to average assets ratio (average equity divided by average total assets)	24.23%	28.47%
Equity to assets at period end	22.20%	27.07%
Performance Ratios:		
Return on average equity (net income divided by average equity)	3.02%	2.43%
Return on average assets (net income divided by average total assets)	0.73%	0.69%
Net interest rate spread	3.10%	3.07%
Net yield on average interest earning assets	4.04%	4.20%
Average interest earning assets to average interest-bearing liabilities	129.45%	133.76%
Net interest income after provision for possible loan losses, to total other expenses	119.70%	125.19%
Non-interest expense to average assets	3.18%	3.13%
Efficiency Ratio (1)	77.11%	77.21%
Asset Quality Ratios:		
Non-performing loans to total assets	0.15%	0.00%
Non-performing loans to total loans	0.20%	0.00%
Allowance for loan losses to total loans	0.59%	0.65%
Allowance for loan losses to total non-performing loans	296.67%	N/A
Allowance for loan losses to total non-performing assets (2)	296.67%	N/A

(1) Operating expenses as a percent of net interest income plus non interest income.
(2) Non-performing assets include non-accrual loans, accruing loans more than 90 days past due and real estate acquired in settlement of loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company's results from operations consist primarily of interest income from the investing of funds from proceeds generated by the sale of common stock, net of accounting and legal expense incurred relating to public filings. The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest income earned on its assets, primarily loans and investments, and the interest expense on its liabilities, primarily deposits. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also influenced by the level of non-interest expense, such as employee benefits and other income, loan-related fees, and fees on deposit-related services.

The Bank primarily originates fixed-rate loans with terms of up to 30 years and attempts to maintain sufficient capital and other liquid assets to manage interest rate risk.

ASSET/LIABILITY MANAGEMENT

The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on its net interest income, the Bank manages its interest rate sensitivity and asset/liability products through two committees of the Board, the Loan Committee and the Interest Committee. The committees meet, as necessary, to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Bank's need for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market areas as well as the Bank's cost of funds.

The committees manage the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The committees then monitor the impact of interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to manage interest rate sensitivity of its interest earning assets and interest bearing liabilities by maintaining sufficient capital and other liquid assets in the event of an increase in interest rate risk, typically because of an increase in market interest rates.

AVERAGE BALANCE SHEET

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income and expense by the average balance of assets and liabilities, respectively, for the periods presented. Average balances are derived from month-end balances except as noted in item (7). Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended March 31,						At March 31,	
	2002			2001			2002	
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Balance	Average Yield/Cost
				(Dollars in thousands)				
Interest-earning assets:								
Loans receivable (1)	$ 29,037	$ 2,334	8.04%	$ 26,091	$ 2,078	7.96%	$ 30,265	7.41%
Investment securities (2)(6)	5,722	186	3.25%	4,234	213	5.03%	7,786	2.87%
Mortgage-backed securities	331	21	6.34%	471	32	6.79%	688	7.28%
Total interest-earning assets	35,090	2,541	7.24%	30,796	2,323	7.54%	38,739	6.50%
Non-interest-earning assets	2,163			2,171			2,142	
Total assets	$ 37,253			$ 32,967			$ 40,881	
Interest-bearing liabilities:								
Regular savings deposits	$ 9,061	292	3.22%	$ 8,252	288	3.49%	$ 12,032	3.00%
Now accounts	1,326	28	2.11%	1,382	34	2.46%	1,516	1.31%
Money market demand	2,280	74	3.25%	1,329	48	3.61%	2,212	2.33%
Time deposits	13,752	694	5.05%	11,265	613	5.44%	15,029	3.49%
Subtotal deposits	26,419	1,088	4.12%	22,228	983	4.42%	30,789	3.11%
Short-term borrowings (7)	688	35	5.09%	796	46	5.78%	-	0.00%
Total interest-bearing liabilities	27,107	1,123	4.14%	23,024	1,029	4.47%	30,789	3.11%
Noninterest-bearing liabilities	1,119			557			1,015	
Total Liabilities	28,226			23,581			31,804	
Retained Earnings (3)	9,027			9,386			9,077	
Total liabilities and retained earnings	$ 37,253			$ 32,967			$40,881	
Net interest income		$ 1,418			$ 1,294			
Interest rate spread(4)			3.10%			3.07%		3.39%
Net yield on interest-earning assets(5)			4.04%			4.20%		3.66%
Ratio of average interest-earning assets to average interest-bearing liabilities			129.45%			133.76%		125.83%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions, FHLB stock and FHLMC stock, bonds.
(3) Includes accumulated other comprehensive income on securities available-for-sale, net of applicable deferred income taxes.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(6) Includes municipal securites whose average yield/cost at March 31, 2002 is calculated on the tax equivalent yield.
(7) Average balance is daily average balance.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended March 31, 2002 vs. 2001			
	Volume	Rate	Rate/ Volume	Net
	(In thousands)			
Interest-earning assets:				
Loans receivable	$ 235	$ 21	$ 2	$ 258
Investment securities	75	(75)	(26)	(26)
Mortgage-backed securities	(10)	(2)	1	(11)
Total interest-earning assets	300	(56)	(23)	221
Interest-bearing liabilities:				
Savings deposits	185	(67)	(13)	105
Short-term borrowings	(6)	(5)	1	(10)
Total interest-bearing liabilities	179	(72)	(12)	95
Net change in net interest income	$ 121	$ 16	$ (11)	$ 126

Comparison of Financial Condition

The Company's total assets increased by approximately $7.1 million to $40,881,000 at March 31, 2002, from $33,747,000 at March 31, 2001. Cash and cash equivalents increased $3.7 million to $4,834,000 at March 31, 2002, from $1,125,000 at March 31, 2001. This increase represented net cash provided by operating activities, depositors' investment of funds, proceeds from the maturity or call of available-for-sale securities, and principal collected on mortgage-backed securities, offset by the outflow of cash associated with the increase in loan production, payment of dividends, and purchase of available-for-sale securities and shares for Treasury. Investment securities increased $227,000 from $3,466,000 at March 31, 2001, to $3,693,000 at March 31, 2002. This increase was the result of the purchase of $1,019,000 in U.S. Agency and mortgage-backed securities, offset by $450,000 in matured or called U.S. Agency securities and $200,000 in principal collected on mortgage-backed securities. Net loans receivable increased $3.3 million from $26,996,000 at March 31, 2001, to $30,265,000 at March 31, 2002. The increase in loans was attributable to an increase in one-to-four family residential mortgage loans. Such increases primarily reflect the economic health of the Bank's market area and the competitive pricing of the Bank's loan products. Office property and equipment decreased $76,000 from $1,658,000 at March 31, 2001, to $1,582,000 at March 31, 2002, which was the direct result of depreciation charges during the fiscal year ended March 31, 2002.

Total liabilities increased $7.2 million from $24,612,000 at March 31, 2001, to $31,804,000 at March 31, 2002. The increase was attributable to a $7.3 million increase in deposits from $24,039,000 at March 31, 2001, to $31,344,000 at March 31, 2002, which is the direct result of deposit growth at the Parkersburg branch office, opened in May, 2000 and the relatively stable interest rates offered by the Bank on deposit accounts as compared to alternative investment products. Deferred income tax liability decreased from $419,000 at March 31, 2001, to $326,000 at March 31, 2001, which was the result of the tax effect on the decrease in the fair value of available-for-sale securities during the year ended March 31, 2002.

Stockholders' equity decreased $58,000 to $9,077,000 at March 31, 2002, compared to $9,135,000 at March 31, 2001. The decrease was attributable to the purchase of Treasury shares in the amount of $211,000, payment of dividends in the amount of $171,000, and the decrease of $86,000 in accumulated other comprehensive income, offset by net income of $273,000, allocation of shares in the ESOP in the amount of $79,000, and the vesting of shares in the RSP in the amount of $57,000.

Comparison of the Results of Operations for the Years Ended March 31, 2002 and 2001

Net Income. Net income increased by $45,000, or 20.2%, from net income of $228,000 for the year ended March 31, 2001, to net income of $273,000 for the year ended March 31, 2002.

Interest and Dividend Income. Interest and dividend income increased $218,000, or 9.4%, to $2,541,000 for the year ended March 31, 2002, compared to $2,323,000 for the year ended March 31, 2001. The increase in interest and dividend income was the result of the $255,000 increase in taxable interest on loans from $2,061,000 as of March 31, 2001, to $2,316,000 as of March 31, 2002, which was due to an increase in the average balance of loans of $2.9 million, from $26.1 million for the year ended March 31, 2001, to $29.0 million as of March 31, 2002. This increase was offset by the $38,000 decrease in taxable interest on investments from $174,000 as of March 31, 2001, to $136,000 as of March 31, 2002, which was the result of a decrease in the average yield of 1.78% offset by the increase in the average balance of investments of $1.5 million from $4.2 million for the year ended March 31, 2001, to $5.7 million for the year ended March 31, 2002.

Interest Expense. Interest expense increased $93,000, or 9.1%, from $1,030,000 for the year ended March 31, 2001, to $1,123,000 for the year ended March 31, 2002. An increase in the average balance of interest-bearing deposits of $4.1 million to $26.4 million from $22.3 million, offset by the 30 basis point decrease in the cost of funds from 4.42% for the year ended March 31, 2001, to 4.12% for the year ended March 31, 2002, resulted in the increase in interest expense on deposits of $104,000, or 10.6%. Interest expense on the Federal Home Loan Bank ("FHLB") advance decreased $11,000, or 23.2%, from $46,000 as of March 31, 2001, to $35,000 as of March 31, 2002. The decrease was the result of the decrease in the average balance of the FHLB advance in the amount of $112,000 and the decrease in the average cost of the FHLB advance of 69 basis points from 5.78% at March 31, 2001, to 5.09% at March 31, 2002

Net Interest Income. Net interest income increased $124,000, or 9.6%, from $1,294,000 for the year ended March 31, 2001, to $1,418,000 for the year ended March 31, 2002. The increase is primarily attributable to the increase in interest and dividend income offset by the increase in interest expense, as previously discussed.

Provision For Loan Losses. The provision for loan losses increased $1,000, from $1,000 for the year ended March 31, 2001, to $2,000 for the year ended March 31, 2002, based on management's analysis of the reserve's adequacy. The reserve for loan losses was $176,000 at March 31, 2001, as compared to $178,000 at March 31, 2002.

Noninterest Income. Noninterest income increased by $74,000, from $44,000 for the year ended March 31, 2001, to $118,000 for the year ended March 31, 2002. The increase is primarily attributable to the gain on sale of available-for-sale securities in the amount of $62,000 for the year ended March 31, 2002, which did not occur during the year ended March 31, 2001.

Noninterest Expense. Noninterest expense increased by $151,000, or 14.6%, from $1,032,000 for the year ended March 31, 2001, to $1,183,000 for the year ended March 31, 2002. Compensation and employee benefits increased by $80,000, or 13.9%, from $573,000 for the year ended March 31, 2001, to $653,000 for the year ended March 31, 2002. Compensation expense increased $21,000 as a result of the increase in ESOP compensation costs and $39,000 as a direct result of an increase in compensation costs associated with the RSP. ESOP costs are recognized monthly at the fair value of Company stock. The increase in ESOP costs is the result of an increase in the fair value of Company stock during the year ended March 31, 2002. The increase in RSP costs was the direct result of participants electing to defer vesting of RSP shares as of July 1, 2000 through July 1, 2001. Service bureau expense increased $27,000, or 31.1%, from $89,000 for the year ended March 31, 2001, to $116,000 for the year ended March 31, 2002, due to an increase in customer loan and deposit accounts and related service bureau's charges on a per customer account basis. Supervisory examination, audit, and legal expense increased $14,000, or 26.6%, to $67,000 for the year ended March 31, 2002, from $53,000 for the year ended March 31, 2001, due to an increase in professional services for compliance with regulatory requirements. Other expenses increased $15,000, or 17.4%, from $88,000 for the year ended March 31, 2001, to $103,000 for the year ended March 31, 2002, due to a $13,000 penalty charged by the FHLB for the principal prepayment of a $1 million advance before maturity.

Income Taxes. Income tax expense increased by $600, or .8%, from $77,000 for the year ended March 31, 2001, to $77,600 for the year ended March 31, 2002.

Liquidity and Capital Resources

The Bank's sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities, and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Net cash provided by operating activities for the year ended March 31, 2002, totaled $368,000, an increase of $6,000 from $362,000 for the year ended March 31, 2001. Net cash provided by operating activities was primarily attributable to net income of $273,000 for the year ended March 31, 2002, adjusted by depreciation, amortization, and accretion in the amount of $85,000, amortization of the ESOP and RSP in the amount of $79,000 and $57,000, respectively, offset by the change in accrued interest payable and other liabilities in the amount of $20,000, gain on sale of available-for-sale securities in the amount of $62,000, and change in deferred federal income tax liability of $40,000,

Net cash used in investing activities for the year ended March 31, 2002, totaled $3,582,000, an increase of $2,839,000 from $743,000 for the year ended March 31, 2001. Net cash used in investing activities was attributable to $3,271,000 in net loan originations and $1,019,000 used in purchases of available-for-sale securities, offset by $650,000 provided by the maturity or call of investments and principal collected on mortgage-backed securities.

Net cash provided by financing activities for the year ended March 31, 2002, totaled $6,923,000, as compared to net cash provided by financing activities of $1,117,000 for the year ended March 31, 2001. Net cash provided by financing activities was attributable to the net increase in customer deposits in the amount of $7,306,000, offset by the purchase of Treasury shares in the amount of $211,000 and payment of dividends in the amount of $171,000.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desired based, in part, on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

Certificates of deposit scheduled to mature during the year ended March 31, 2002, total $9,670,000. The Bank may renew these certificates, attract new replacement deposits or replace such funds with borrowed funds. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits.

Under federal regulations, the Bank is required to meet certain minimum regulatory capital guidelines. The Bank was in compliance with these requirements at March 31, 2002. See Note 7 of the Notes to Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the direction or with the same magnitude as the prices of goods and services.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. Under SFAS No. 140, after a transfer of financial assets, an entity must recognize the financial and servicing assets it controls and the liabilities it has incurred, and derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. This statement is generally effective for activity occurring after March 31, 2001. Earlier or retroactive application of this statement is not permitted. The adoption of SFAS No. 140 did not have a material impact on the Company.

The FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises," but it does carry forward some guidance from those statements. This statement requires that all business combinations be accounted for by the purchase method and that acquired intangible assets be recognized as assets apart from goodwill if they meet one of two criteria. The statement also sets forth additional disclosure requirements as a result of a business combination. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material impact on the Company.

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets," but it does carry forward some guidance from that statement. This statement requires that an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. Under SFAS No. 142, goodwill is not amortized, intangible assets with a finite useful life are amortized, and those intangible assets with an infinite life are not amortized. This statement is generally effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. The provisions of this statement shall be initially applied at the beginning of a fiscal year; retroactive application is not permitted. Management does not believe the adoption of SFAS No. 142 will have a material impact on the Company.

The FASB recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Initial application of this statement is as of the beginning of an entity's fiscal year. Management does not believe the adoption of SFAS No. 143 will have a material impact on the Company.

SNODGRASS
Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Sistersville Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Sistersville Bancorp, Inc. and Subsidiary as of March 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sistersville Bancorp, Inc. and Subsidiary at March 31, 2002 and 2001, and the consolidated results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

S R Snodgrass, A.C.

Wheeling, West Virginia
April 12, 2002

S.R. Snodgrass, A.C.
980 National Road Wheeling, WV 26003-6400 Phone: 304-233-5030 Facsimile: 304-233-3062

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	March 31, 2002	March 31, 2001
ASSETS		
Cash and Cash Equivalents		
Cash and amounts due from banks	$ 302,562	$ 281,797
Interest - bearing deposits with other institutions	4,531,561	843,259
Total cash and cash equivalents	4,834,123	1,125,056
Investment Securities		
Securities held-to-maturity (fair value of $107,001 and $176,924, respectively)	103,894	173,527
Securities available-for-sale	3,589,205	3,292,498
Total investment securities	3,693,099	3,466,025
Loans receivable, (net of allowance for loan losses of $178,100 and $176,000, respectively)	30,264,877	26,996,408
Office properties and equipment, net	1,581,909	1,658,292
Accrued interest receivable (net of reserve for uncollected interest of $1,314 and $-0- ,respectively)	215,253	197,518
Other assets	291,768	303,657
TOTAL ASSETS	$ 40,881,029	$ 33,746,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 31,344,131	$ 24,038,581
Deferred income taxes	326,474	419,201
Accrued interest payable and other liabilities	133,648	154,115
Total liabilities	31,804,253	24,611,897
STOCKHOLDERS' EQUITY		
Preferred Stock, $.10 par value; 500,000 shares authorized, none issued	-	-
Common Stock, $.10 par value; 2,000,000 shares authorized; 661,428 issued; 460,623 outstanding at March 31, 2002, and 476,166 outstanding at March 31, 2001	66,143	66,143
Additional paid - in capital	6,213,295	6,187,187
Treasury Stock (200,805 shares at March 31, 2002; 185,262 shares at March 31, 2001)	(2,644,227)	(2,433,425)
Retained Earnings - substantially restricted	5,128,824	5,026,672
Accumulated other comprehensive income	711,074	796,659
Unearned Employee Stock Ownership Plan shares (ESOP)	(260,866)	(313,780)
Unearned Restricted Stock Plan shares (RSP)	(137,467)	(194,397)
Total stockholders' equity	9,076,776	9,135,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 40,881,029	$ 33,746,956

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31, 2002	2001
INTEREST AND DIVIDEND INCOME		
Taxable interest on loans	$ 2,316,317	$ 2,061,359
Taxable interest on investments	135,638	173,811
Nontaxable interest on loans	17,671	16,556
Nontaxable interest on investments	41,047	41,097
Dividends on Federal Home Loan Bank stock	14,795	17,393
Dividends on Federal Home Loan Mortgage Corporation stock	15,403	13,166
Total interest and dividend income	2,540,871	2,323,382
INTEREST EXPENSE		
Deposits	1,088,008	983,887
Federal Home Loan Bank advances	35,070	45,662
Total interest expense	1,123,078	1,029,549
NET INTEREST INCOME	1,417,793	1,293,833
PROVISION FOR LOAN LOSSES	2,100	1,450
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,415,693	1,292,383
NONINTEREST INCOME		
Service charges	54,431	40,707
Other income	1,574	3,371
Gain on sale of available-for-sale securities	62,130	-
Total noninterest income	118,135	44,078
NONINTEREST EXPENSE		
Compensation and employee benefits	652,937	573,203
Occupancy	80,199	82,711
Furniture and equipment expense	61,997	51,513
Deposit insurance premiums	4,631	4,359
Supervisory examination, audit and legal	66,800	52,755
Advertising and public relations	37,150	28,199
Service bureau expense	116,420	88,795
Franchise, payroll and other taxes	59,574	62,613
Other expenses	102,992	87,711
Total noninterest expense	1,182,700	1,031,859
INCOME BEFORE INCOME TAXES	351,128	304,602
INCOME TAXES	77,646	77,050
NET INCOME	$ 273,482	$ 227,552
EARNINGS PER SHARE		
Basic	$ 0.65	$ 0.48
Diluted	$ 0.64	$ 0.47
AVERAGE SHARES OUTSTANDING		
Basic	420,792	473,408
Diluted	429,540	482,982

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended March 31, 2002	Year Ended March 31, 2001
NET INCOME	$ 273,482	$ 227,552
OTHER COMPREHENSIVE GAIN (LOSS), NET OF TAX		
Unrealized gain (loss) on securities:		
Unrealized holding gain (loss)	(126,591)	376,309
Reclassification adjustment for loss (gain) included in net income	(41,006)	-
Other comprehensive gain (loss)	(85,585)	376,309
COMPREHENSIVE INCOME	$ 187,897	$ 603,861

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid In Capital	Retained Earnings-Substantially Restricted	Accumulated Other Compre-hensive Income	Unearned Shares in ESOP	Unearned Shares in RSP	Treasury Stock	Total Stockholders' Equity
BALANCE, MARCH 31, 2000	$ -	$ 66,143	$ 6,182,238	$ 4,983,212	$ 420,350	$ (366,694)	$ (212,365)	$ (1,649,297)	$ 9,423,587
2001 net income	-	-	-	227,552	-	-	-	-	227,552
Accrued compensation expense - ESOP	-	-	4,949	-	-	52,914	-	-	57,863
Vesting of RSP shares	-	-	-	-	-	-	17,968	-	17,968
Other comprehensive income (loss), net of tax	-	-	-	-	376,309	-	-	-	376,309
Cash dividends declared ($.38 per share)	-	-	-	(184,092)	-	-	-	-	(184,092)
Purchase of Treasury Stock	-	-	-	-	-	-	-	(784,128)	(784,128)
BALANCE, MARCH 31, 2001	-	66,143	6,187,187	5,026,672	796,659	(313,780)	(194,397)	(2,433,425)	9,135,059
2002 net income	-	-	-	273,482	-	-	-	-	273,482
Accrued compensation expense - ESOP	-	-	26,108	-	-	52,914	-	-	79,022
Vesting of RSP shares	-	-	-	-	-	-	56,930	-	56,930
Other comprehensive income (loss), net of tax	-	-	-	-	(85,585)	-	-	-	(85,585)
Cash dividends declared ($.40 per share)	-	-	-	(171,330)	-	-	-	-	(171,330)
Purchase of Treasury Stock	-	-	-	-	-	-	-	(210,802)	(210,802)
BALANCE, MARCH 31, 2002	$ -	$ 66,143	$ 6,213,295	$ 5,128,824	$ 711,074	$ (260,866)	$ (137,467)	$ (2,644,227)	$ 9,076,776

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2002	2001
OPERATING ACTIVITIES		
Net income	$ 273,482	$ 227,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and accretion, net	84,778	78,105
Loss (gain) on sale of available-for-sale securities	(62,130)	-
Provision for loan losses	2,100	1,450
Deferred federal income taxes	(40,232)	13,538
ESOP amortization	79,022	57,863
RSP amortization	56,930	17,968
Decrease (increase) in accrued interest receivable and other assets	(5,846)	(3,354)
Increase (decrease) in accrued interest payable and other liabilities	(20,466)	(31,310)
Net cash provided by operating activities	367,638	361,812
INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(1,018,879)	-
Proceeds from sale of available-for-sale securities	63,109	-
Proceeds from maturity or call of available-for-sale securities	450,000	1,050,000
Principal collected on mortgage-backed securities	200,342	181,767
Net increase in loans	(3,270,569)	(1,608,745)
Purchases of office properties and equipment	(5,992)	(365,603)
Net cash used in investing activities	(3,581,989)	(742,581)
FINANCING ACTIVITIES		
Net increase in deposits	7,305,550	2,984,974
Federal Home Loan Bank advance	-	(900,000)
Dividends Paid	(171,330)	(184,092)
Purchase of Treasury Stock	(210,802)	(784,128)
Net cash provided by financing activities	6,923,418	1,116,754
Change in cash and cash equivalents	3,709,067	735,985
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,125,056	389,071
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 4,834,123	$ 1,125,056

	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period for:		
Interest on deposits and advances	$ 1,113,831	$ 1,029,820
Income taxes	93,879	107,515

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sistersville Bancorp, Inc. (the "Company") was organized in March, 1997, as a State of Delaware chartered corporation. The Company acquired 100 percent of the common stock of First Federal Savings Bank (the "Bank") upon the conversion of First Federal Savings and Loan Association of Sistersville (the "Association") from a federally-chartered mutual savings and loan to a federally-chartered stock savings bank in June, 1997. The operating results of the Company depend primarily upon the operating results of the Bank.

Nature of Operations - The Company provides savings and financing services primarily to individuals through its wholly-owned subsidiary, First Federal Savings Bank located in Sistersville, West Virginia and its branch office located in Parkersburg, West Virginia. Primary deposit products consist of savings, NOW, and money market deposit accounts, and certificates of deposit. Primary lending products consist of conventional mortgage, construction, and consumer loans. The Bank's primary market area for lending and deposits consists of Wood, Pleasants, Tyler, and Wetzel Counties in West Virginia.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings Bank. Material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Held-to-Maturity Securities - These securities are purchased with the original intent to hold to maturity and events which may be reasonably anticipated are considered when determining the Company's intent and ability to hold to maturity. Securities meeting such criteria at the date of purchase and as of the balance sheet date are carried at cost, adjusted for amortization of premiums and accretion of discounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Available-for-Sale Securities - Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale and carried at fair value with unrealized gains and losses, net of tax, reflected as a component of stockholders' equity until realized. Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the Company's overall asset/liability management strategy. Realized securities gains and losses are computed using the specific identification method.

Interest and Fees on Loans - Interest on loans is credited to income as earned and is accrued only if it is considered collectible. An allowance for uncollected interest on mortgage loans is provided for all accrued interest on loans which are delinquent 90 days or more resulting in interest previously accrued on those loans being reversed from income and, thereafter, interest is recognized only to the extent of payments received. Loans are returned to accrual status when less than 90 days delinquent and when, in management's judgment, collection is probable.

The Company adopted the provisions of Statement of Financial Accounting Standards Nos. 114 and 118, "Accounting for Creditors for Impairment of a Loan." It is the Company's policy not to recognize interest income on specific impaired loans unless the likelihood of future loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

Since the adoption of SFAS Nos. 114 and 118, the Company had no loans which management has determined to be impaired.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount amortized over the contractual lives of the related loans or commitments as an adjustment of the related loan's yield using the interest method.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent to the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans is classified separately on the balance sheets at the lower of the recorded investment in the property or its fair value minus estimated costs of sale.

Office Properties and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets.

When units of property are disposed of, the premises and equipment accounts are relieved of the cost and the accumulated depreciation related to such units. Any resulting gains or losses are credited to or charged against income. Costs and repairs and maintenance are charged to expense as incurred. Major renewals and betterments are capitalized at cost.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Common Share - On June 25, 1997, the Company issued 661,428 shares of common stock. As discussed in Note 10, the Company accounts for the 52,914 shares acquired by the Employee Stock Ownership Plan (the "ESOP") in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to employee accounts. The proforma net income per share for the 2002 fiscal year is $.61 and 2001 fiscal year is $.45, assuming the shares had been outstanding for the entire period.

There were no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income for March 31, 2002, and for March 31, 2001, will be used as the numerator. The following tables set forth a reconciliation of the denominator of the basic and diluted earnings per share computation:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	March 31, 2002	March 31, 2001
Denominator:		
Denominator for basic earnings per share-weighted-average shares	420,792	473,408
Employee stock options (antidilutive)	700	-
Unvested RSP shares	8,048	9,574
Denominator for diluted earnings per share-adjusted weighted-average assumed conversions	429,540	482,982

Cash Flows Information - The Company's policy is to include cash on hand, amounts due from depository institutions, and overnight deposits with the Federal Home Loan Bank in the definition of cash and cash equivalents.

NOTE 2 - STOCKHOLDERS' EQUITY

The following table represents the change in the Company's outstanding shares:

	Preferred Stock	Common Stock
Shares outstanding, March 31, 2000	-	538,739
Shares repurchased	-	(62,573)
Shares outstanding, March 31, 2001	-	476,166
Shares repurchased	-	(15,543)
Shares outstanding, March 31, 2002	-	460,623

NOTE 3 - INVESTMENT SECURITIES

The carrying amounts and fair values of investment securities are as follows at March 31, 2002 and 2001:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation stock	$ 17,735	$ 1,130,023	$ -	$ 1,147,758
Municipal securities	905,381	-	(29,680)	875,701
U.S. agency obligations	999,387	11,219	(28,637)	981,969
Mortgage-backed securities- GNMA and FNMA	588,154	1,939	(6,316)	583,777
Total available-for-sale	2,510,657	1,143,181	(64,633)	3,589,205
Securities to be held-to-maturity:				
Mortgage-backed securities- GNMA and FHLMC	103,894	3,107	-	107,001
Total	$ 2,614,551	$ 1,146,288	$ (64,633)	$ 3,696,206

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation stock	$ 18,714	$ 1,214,966	$ -	$ 1,233,680
Municipal securities	905,834	-	(13,249)	892,585
U.S. agency obligations	950,000	12,065	(562)	961,503
Mortgage-backed securities- GNMA	201,322	3,408	-	204,730
Total available-for-sale	2,075,870	1,230,439	(13,811)	3,292,498
Securities to be held-to-maturity:				
Mortgage-backed securities- GNMA and FHLMC	173,527	3,397	-	176,924
Total	$ 2,249,397	$ 1,233,836	$ (13,811)	$ 3,469,422

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2002 AND 2001

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

The amortized and estimated market value of investment securities at March 31, 2002 and 2001, by contractual maturity, follow. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2002			
	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	300,000	307,407	-	-
Due after five years through ten years	100,000	99,219	-	-
Due after ten years	1,504,768	1,451,044	-	-
Mortgage-backed securities	588,154	583,777	103,894	107,001
Equity securities	17,735	1,147,758	-	-
Total	$ 2,510,657	$ 3,589,205	$ 103,894	$ 107,001

	March 31, 2001			
	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	450,000	453,939	-	-
Due after five years through ten years	-	-	-	-
Due after ten years	1,405,834	1,400,149	-	-
Mortgage-backed securities	201,322	204,730	173,527	176,924
Equity securities	18,714	1,233,680	-	-
Total	$ 2,075,870	$ 3,292,498	$ 173,527	$ 176,924

There were no transfers of securities between classifications in 2002 or 2001.

NOTE 4 - LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Loans outstanding at March 31 are as follows:

	2002	2001
Mortgage Loans:		
Construction	$ 1,000,200	$ 934,775
1-4 family	28,974,546	26,182,770
Consumer Loans:		
Automobiles	646,922	665,506
Savings account	163,683	169,336
Revolving loans	180,577	97,397
Other	27,470	29,919
Commercial	292,653	294,366
Total	31,286,051	28,374,069
Less:		
Allowance for loan losses	178,100	176,000
Undisbursed funds	768,804	1,161,819
Net deferred loan fees	74,270	39,842
Loans receivable, net	$ 30,264,877	$ 26,996,408

Activity in the allowance for loan losses for the years ended March 31, 2002 and 2001, is summarized as follows:

	2002	2001
Balance, beginning of year	$ 176,000	$ 174,550
Add provisions charged to operations	2,100	1,450
	178,100	176,000
Less loans charged off	-	-
Balance, end of period	$ 178,100	$ 176,000

In the normal course of business, loans are extended to directors and executive officers and their associates. In management's opinion, all loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. Total loans outstanding to officers and directors at March 31, 2002 and 2001, were $13,949 and $10,952, respectively.

NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Properties and equipment at March 31 are summarized as follows:

	2002	2001
Land	$ 489,255	$ 489,255
Office buildings and improvements	1,228,606	1,228,605
Furniture, fixtures, and equipment	402,780	396,788
Total	2,120,641	2,114,648
Less accumulated depreciation	538,732	456,356
Premises and equipment, net	$ 1,581,909	$ 1,658,292

Depreciation charged to operations amounted to $82,376 and $75,931 for the years ended March 31, 2002 and 2001, respectively.

NOTE 6 - DEPOSITS ANALYSIS

Deposit accounts at March 31 are summarized as follows:

	2002		2001	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Savings accounts	$ 12,032,029	38.4%	$ 7,949,921	33.1%
NOW accounts	2,070,553	6.6%	1,773,377	7.4%
Money market accounts	2,212,471	7.1%	1,737,309	7.2%
	16,315,053	52.1%	11,460,607	47.7%
Certificates of deposit:				
2.00 – 4.00%	5,624,823	17.9%	-	0.0%
4.01 - 6.00%	8,003,303	25.5%	7,041,908	29.3%
6.01 - 8.00%	1,400,952	4.5%	5,536,066	23.0%
	15,029,078	47.9%	12,577,974	52.3%
Total	$ 31,344,131	100.0%	$ 24,038,581	100.0%

NOTE 6 - DEPOSITS ANALYSIS (CONTINUED)

The scheduled maturities of certificates of deposit at March 31, 2002, are as follows:

	Amount
Within one year	$ 9,670,235
Due after one year, but within two years	2,930,721
Due after two years, but within three years	1,367,153
Due after three years	1,060,969
Total	$15,029,078

Certificates of deposit issued in denominations of $100,000 or more amounted to $3,565,981 at March 31, 2002, and $1,809,256 at March 31, 2001. Deposits in excess of $100,000 are not federally insured.

Interest expense by deposit category is as follows:

	Year Ended March 31,	
	2002	2001
Savings - passbook	$ 292,339	$ 287,598
NOW and money market	101,437	81,797
Time certificates of deposit	694,232	614,492
Total	$1,088,008	$ 983,887

NOTE 7 - REGULATORY MATTERS

The Subsidiary Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgment by the regulators about components, risk weighting, and other factors.

NOTE 7 - REGULATORY MATTERS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and core capital (as defined) to adjusted assets (as defined). Management believes, as of March 31, 2002, that the Bank meets all capital adequacy requirements to which they are subject.

As of March 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain minimum total risk-based, Tier I (core) risk-based, core, and tangible ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.

The following table reconciles capital under accounting principles generally accepted in the United States of America to regulatory capital:

	March 31,	
	2002	2001
	(In Thousands)	
Total equity	$ 8,683	$ 8,480
Accumulated other comprehensive income	(711)	(796)
Tier I (core) and tangible capital	7,972	7,684
Allowance for loan losses	178	176
Risk-based capital	$ 8,150	$ 7,860

NOTE 7 - REGULATORY MATTERS (CONTINUED)

At March 31, the actual capital levels of the Bank and the minimum required levels are as follows:

	2002		2001	
	Amount	Ratio	Amount	Ratio
	(In Thousands)		(In Thousands)	
Total Capital to Risk-Weighted Assets				
Actual	$ 8,150	40.73%	$ 7,860	44.42%
For capital adequacy purposes	1,601	8.00%	1,416	8.00%
To be "well capitalized"	2,001	10.00%	1,770	10.00%
Tier I (Core) Capital to Risk-Weighted Assets				
Actual	$ 7,972	39.84%	$ 7,684	43.42%
For capital adequacy purposes	800	4.00%	707	4.00%
To be "well capitalized"	1,201	6.00%	1,062	6.00%
Tier I (Core) Capital to Adjusted Assets				
Actual	$ 7,972	19.79%	$ 7,684	23.20%
For capital adequacy purposes	1,208	3.00%	994	3.00%
To be "well capitalized"	2,014	5.00%	1,656	5.00%
Tangible Capital to Adjusted Assets				
Actual	$ 7,972	19.79%	$ 7,684	23.20%
For capital adequacy purposes	604	1.50%	497	1.50%
To be "well capitalized"	N/A	N/A	N/A	N/A

NOTE 8 - INCOME TAX

Until 1996, thrift institutions were permitted a special bad debts deduction limited generally to 8 percent of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions and requires that bad debts for federal income tax purposes be determined based primarily on the experience method. The Act provides that bad debt reserves accumulated after 1987 are subject to recapture over a maximum of six years. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then corporate rate. Retained income at March 31, 2002 and 2001, included approximately $696,000 (pre 1988 reserves) for which federal income tax has not been provided.

NOTE 8 - INCOME TAX (CONTINUED)

The provisions for income taxes consist of:

	Year Ended March 31, 2002	Year Ended March 31, 2001
Current	$ 115,398	$ 63,613
Deferred	(37,752)	13,437
Total	$ 77,646	$ 77,050

The following temporary differences gave rise to the deferred tax (asset) liability at:

	March 31, 2002	March 31, 2001
Deferred loan fees	$ (13,255)	$ (13,066)
Other income and expense recognized in the financial statements on the accrual basis, but on the cash basis for tax purposes	15,284	15,888
Bad debt reserve, net	(60,554)	(59,840)
Depreciation	18,159	17,819
Others	134	36,719
	(40,232)	(2,480)
Unrealized gains on available-for-sale securities	366,706	421,681
Net deferred tax liability	$ 326,474	$ 419,201

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

	Year Ended March 31, 2002	Year Ended March 31, 2001
Tax at statutory rate (34%)	$ 119,384	$ 103,565
Increase (decrease) in taxes resulting from:		
Nondeductible ESOP compensation	5,016	826
Other, net	(46,754)	(27,341)
Total	$ 77,646	$ 77,050
Effective rate	22.1%	25.3%

NOTE 9 - RETIREMENT PLAN

The Bank participates in the multi-employer Financial Institutions Retirement Fund covering all full-time officers and employees completing one year of service and attainment of age 21. Because the plan is a multi-employer plan, plan information for the Bank separately is not determinable. Pension expense, including administrative charges, for the years ended March 31, 2002 and 2001, was $26,836 and $1,300, respectively.

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

During the year ended March 31, 1998, the Bank adopted an ESOP for the benefit of officers and employees who have met certain eligibility requirements related to length of service. An ESOP trust was created and acquired 52,914 shares of common stock in the Company's initial public offering, using proceeds of a loan obtained from the Company, which bears interest at an annual rate of 8.25%. The loan, which is secured by shares of stock purchased, calls for quarterly interest over a ten-year period and annual principal payments of $52,914.

The Bank is scheduled to make quarterly contributions to the trust to allow the trust to make the required interest payments and an annual contribution to allow the trust to make the required principal payment. Shares are released from collateral based upon the proportion of annual principal payments made on the loan each year and allocated to qualified employees. As shares are committed to be released from collateral based on the terms of the loan, the Bank reports compensation expense based upon the fair value of the shares less dividends paid on allocated ESOP shares used to supplement the annual principal payment. The ESOP shares become outstanding for earnings per share computations as they are committed to be released. Dividends paid on ESOP shares are recorded as a reduction of retained earnings. Compensation expense for the ESOP for the years ended March 31, 2002 and 2001, was $72,347 and $53,566, respectively.

The following table represents the components of the ESOP shares at March 31:

	2002	2001
Allocated shares	22,859	17,567
Shares committed for allocation	3,968	3,969
Shares distributed	(2,406)	-
Unallocated (noncommitted) shares	26,087	31,378
Total ESOP shares	50,508	52,914
Fair value of noncommitted shares	$ 460,696	$ 423,603

NOTE 11 - RESTRICTED STOCK PLAN (RSP)

The Board of Directors adopted a RSP for directors and certain officers and employees which was approved by stockholders at the annual meeting held on July 16, 1998. The objective of this RSP is to enable the Bank to retain its corporate officers, key employees, and directors who have the experience and the ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of the Board-appointed committee are eligible to receive benefits under the RSP. Non-employee directors of the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

In August, 1998, the Trust purchased, with funds contributed by the Bank, shares of the common stock of which 23,185 shares were awarded to directors and employees, and 3,272 shares remained unawarded. Directors, officers, and employees who terminate their employment with the Bank shall forfeit the right to any shares which were awarded but not earned, except in the event of death, disability, retirement, or a change in control of the Bank or Company. The Bank granted a total of 23,185 shares of common stock on July 16, 1998, of which 4,637 became immediately vested under the plan. Remaining shares become earned and non-forfeitable over a four-year period on each anniversary date of the award beginning July 16, 1999. The RSP shares purchased in the conversion initially will be excluded from stockholders' equity. In July 2001, an additional 1,323 shares were awarded of which 529 shares were forfeited. These shares become earned and non-forfeitable over a 5-year period on each anniversary date of the award beginning July 16, 2002. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are earned and recorded as an addition to stockholders' equity. In July 2000, the Board of Directors adopted a resolution to defer vesting of plan shares to all agreeing plan participants. RSP share vesting was deferred through July 2001. Net compensation expense attributable to the RSP amounted to $56,930 and $17,969, for the years ended March 31, 2002 and 2001, respectively.

NOTE 12 - STOCK OPTION PLAN

The Board of Directors adopted a Stock Option Plan for the directors, officers, and employees which was approved by stockholders at the annual meeting held on July 16, 1998. An aggregate of 66,142 shares of authorized but unissued common stock of the Company was reserved for issuance under the Stock Option Plan. In July 1998, the Company granted options to purchase 58,000 shares of common stock of which 3,243 were forfeited. The options are first exercisable over a five-year period beginning July 16, 1998. In July 2001, the Company granted options to purchase an additional 3,306 shares of common stock of which 1,322 were forfeited. These options are first exercisable over a 5-year period beginning July 16, 2002. The stock options typically have expiration terms of 10 years. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to additional paid-in capital.

NOTE 12 - STOCK OPTION PLAN (CONTINUED)

The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". This statement encourages, but does not require the Company to recognize compensation expense for all awards of equity instruments issued. The statement established a fair value based method of accounting for stock-based compensation plans. Statement No. 123 permits companies to continue to account for such transactions under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," but requires disclosure of pro forma net income and earnings per share as if the Company had applied the new method.

Under Accounting Principles Board Opinion No. 25, no compensation expense has been recognized with respect to the options granted under the stock option plans. Had compensation expense been determined on the basis of fair value pursuant to Statement No. 123, net income and earnings per share would have been reduced as follows:

	March 31, 2002	March 31, 2001
Net income:		
As reported	$ 273,482	$ 227,552
Pro forma	$ 254,469	$ 189,693
Basic earnings per share:		
As reported	$ .65	$ .48
Pro forma	$ .60	$ .40
Diluted earnings per share:		
As reported	$ .64	$ .47
Pro forma	$ .59	$ .39

The following table presents share data related to the Stock Option Plan:

	Weighted-Average Exercise Price	Shares Under Option	
	2002	2002	2001
Outstanding, beginning of year	$ 15.8125	58,000	58,000
Granted during the period	13.9750	3,306	--
Forfeited during the period	15.2804	(4,565)	--
Exercised during the period	--	--	--
Outstanding, end of period	15.7697	56,741	58,000
Exercisable options, end of period	15.8125	49,640	38,040

The weighted-average grant-date fair value of options granted during the year ended March 31, 2002, amounted to $9,315. The range of exercise prices for options outstanding as of March 31, 2002, is $13.9750 to $15.8125 and the weighted-average remaining contractual life is 3 years.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Subsidiary Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the institution has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following represents financial instruments whose contract amounts represent credit risk at March 31:

	Contract Amount	
	2002	2001
Commitments to originate loans:		
Fixed rate	$ 721,000	$ 571,000
Loans in process	768,804	1,161,819
Consumer lines of credit	277,000	96,000
Total	$ 1,766,804	$ 1,828,819

The range of interest rates on fixed rate residential mortgage loan commitments was 7.00 percent to 7.40 percent at March 31, 2002.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held consists primarily of single-family residences.

Concentration of Credit Risk

The Subsidiary Bank's real estate loans and loan commitments are primarily for properties located throughout Northern West Virginia. Repayment of these loans is in part dependent upon the economic conditions in this region. These loans are primarily at fixed interest rates.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities and Securities Held-for-Sale: For debt securities and marketable equity securities held for investment purposes and for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The estimated fair values of the Company's financial instruments are as follows:

	March 31, 2002		March 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$ 4,834,000	$ 4,834,000	$ 1,125,000	$ 1,125,000
Securities available-for-sale	3,589,000	3,589,000	3,292,000	3,292,000
Securities held-to-maturity	104,000	107,000	174,000	177,000
Loans, net	30,265,000	31,647,000	26,996,000	27,531,000
Financial Liabilities:				
Deposits	31,344,000	31,516,000	24,040,000	24,172,000

NOTE 15 – BORROWED FUNDS

The Bank received a $1 million draw on an advance from the Federal Home Loan Bank (FHLB) on July 13, 2001, with a maturity date of July 13, 2004. The advance was paid off in March 2002. Interest payments were payable quarterly on the outstanding principal balance. The advance was a 5.03 percent fixed-rate obligation.

NOTE 16 - COMPREHENSIVE INCOME

In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income in a full set of financial statements. Unrealized gains and losses on securities available-for-sale are the only components of other comprehensive income (loss) that apply to the Bank.

	2002	2001
Before-tax amount	$ (138,080)	$ 582,176
Tax effect	52,495	(205,867)
Net-of-tax amount	$ (85,585)	$ 376,309

NOTE 17 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Effective June 25, 1997, active operations of Sistersville Bancorp, Inc. were initiated with the approval of the stock conversion of the Association and correspondent purchase of all the stock of the wholly-owned Subsidiary Bank by the Company, which coincided with the initial public offering of the Company stock. The condensed financial statements of Sistersville Bancorp, Inc. are as follows:

NOTE 17 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

BALANCE SHEETS
MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
Deposits with Subsidiary Bank	$ 467,125	$ 814,891
Investment in Subsidiary Bank	8,682,595	8,480,487
Receivable from Subsidiary	55,897	43,312
Other assets	15,111	21,572
TOTAL ASSETS	$ 9,220,728	$ 9,360,262
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable from Subsidiary	$ 137,467	$ 194,397
Other liabilities	6,485	30,806
Shareholders' equity	9,076,776	9,135,059
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,220,728	$ 9,360,262

STATEMENTS OF INCOME
YEAR ENDED MARCH 31, 2002 AND 2001

	2002	2001
INCOME		
Interest	$ 25,884	$ 75,592
OPERATING EXPENSES	46,594	38,217
Income (loss) before income tax and equity in undistributed income of Subsidiary	(20,710)	37,375
INCOME TAX (EXPENSE)/BENEFIT	6,785	(14,443)
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	287,407	204,620
NET INCOME	$ 273,482	$ 227,552

NOTE 17 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 273,482	$ 227,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed earnings of Subsidiary	(287,407)	(204,620)
Dividend received from Subsidiary	-	650,000
ESOP amortization	79,022	57,863
RSP amortization	56,930	17,968
(Increase) decrease in other assets	(6,124)	29,038
Increase (decrease) in other liabilities	(81,537)	(34,950)
Net cash provided by operating activities	34,366	742,851
INVESTING ACTIVITIES		
Investment maturities and calls	-	800,000
Net cash provided by investing activities	-	800,000
FINANCING ACTIVITIES		
Purchase of treasury stock	(210,802)	(784,128)
Dividends paid	(171,330)	(184,092)
Net cash used in financing activities	(382,132)	(968,220)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(347,766)	574,631
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	814,891	240,260
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 467,125	$ 814,891
SUPPLEMENTAL DISCLOSURES		
Income tax payments	$ 10,400	$ 8,515

SISTERSVILLE BANCORP, INC. AND FIRST FEDERAL SAVINGS BANK

<u>CORPORATE OFFICE</u>
726 Wells Street
Sistersville, WV 26175
(304) 652-3671

<u>INDEPENDENT AUDITORS</u>
S. R. Snodgrass, A.C.
980 National Road
Wheeling, WV 26003

<u>SPECIAL COUNSEL</u>
Malizia Spidi and Fisch, PC
1100 New York Ave., N.W.
Suite 340 West
Washington, D.C. 20005

<u>TRANSFER AGENT</u>
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

<u>SISTERSVILLE BANCORP, INC. AND FIRST FEDERAL SAVINGS BANK BOARD OF DIRECTORS</u>

Stanley M. Kiser, Chairman
David W. Miller
Michael A. Melrose
Ellen E. Thistle
Charles P. LaRue

<u>SISTERSVILLE BANCORP, INC. OFFICERS</u>

Stanley M. Kiser, President and Chairman
Cynthia R. Carson, Vice-President & Corporate Secretary
Shelley R. Maxwell, Treasurer

<u>FIRST FEDERAL SAVINGS BANK OFFICERS</u>

Stanley M. Kiser, President & CEO
Cynthia R. Carson, Vice-President & Corporate Secretary
Shelley R. Maxwell, Treasurer
P. Jane Fuchs, Cashier
Steven R. Reed, Branch Manager

Sistersville Bancorp, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request. The 2002 Annual Meeting of Stockholders will be held on July 18, 2002, at 9:00 A.M., at the offices of First Federal Savings Bank, 726 Wells Street, Sistersville, West Virginia.